NQL ENERGY SERVICES INC.

1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Phone: 780.955.8828 Fax: 780.955.3309
Website: www.nql.com Info: investor@nql.com

Our File: 300.171

January 6, 2006

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Energy Services Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please be advised that there have been no filings or distributions since the date of the Issuer's submission of December 8, 2005:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since December 8, 2005 pursuant to the laws of Canada:		
a. News releases	immediately	Issuer
i. December 14, 2005		
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
N/A		
3. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer):		
N/A		
4. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 3.a. above:		
N/A		

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary

Direct: 780.955.6474
E-mail: sue.foote@nql.com

/sjf
Encl.

dlw 1/19

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Energy Services Inc. Announces 2006 Financial Guidance

NISKU, AB, Dec. 14 /CNW/ - NQL Energy Services Inc. (TSX - NQL)

NQL announces its 2006 financial guidance which features a significant improvement over comparable 2005 results. The Company expects to benefit from ongoing strength in the worldwide oil and gas industry and a full year's impact from the Stabeco acquisition that was concluded in September 2005. NQL estimates 2006 revenue of $121 million, EBITDA of $46 million and earnings per share of $0.47/share. In preparing its estimates for 2006, NQL has made certain key assumptions including:

- Continued high levels of worldwide drilling activity and as a result, very high demand for the products and services offered by NQL;

- Depreciation and amortization expenses of $14.4 million;

- An average translation rate for the Canadian dollar relative to the US dollar of 1.15 Canadian dollars for each US dollar; and

- An average corporate tax rate of 34.0 percent.

In response to expected high levels of demand, NQL plans to invest $12 million in its 2006 capital program including:

- $3.0 million for the maintenance of its existing fleet of downhole tools;

- $3.5 million for the expansion of its fleet of downhole motors, jars, and shock tools;

- $2.4 million to expand its fleet of EM-MWD tools;

- $1.3 million to improve and expand its manufacturing capacity; and

- $1.8 million for a variety of other capital programs.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

Non-GAAP Measures

In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our planned performance in 2006 compared to the prior year.

Disclosure Regarding Forward-Looking Statements

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which

NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

%SEDAR: 00003534E

/For further information: Kevin L. Nugent, President and CEO, (403) 266-3700, kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(NQL.)

CO: NQL Energy Services Inc.

CNW 09:00e 14-DEC-05